OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SMITHWAY MOTOR XPRESS CORP.

(Name of Issuer)

Class A Common Stock, Par Value $.01

(Title of Class of Securities)

832653109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 832653109			Page 2 of 6

1.	Name of Reporting Person: Marlys L. Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,903,548

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,093,548 [1]

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,093,548

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 43.2 [2]%

12.	Type of Reporting Person: IN

1All shares are held directly by Marlys L. Smith, with the exception of 45,024 shares of Class A Common Stock allocated to the account of Marlys Smith under the Company’s 401(k) Plan and 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed.

2

Item 1.

(a)	Name of Issuer

Smithway Motor Xpress Corp.

(b)	Address of Issuer’s Principal Executive Offices

2031 Quail Ave. Fort Dodge, IA 50501

Item 2.

(a)	Name of Person Filing

Marlys L. Smith

(b)	Address of Principal Business Office or, if none, Residence

2031 Quail Ave. Fort Dodge, IA 50501

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Class A Common Stock, $.01 par value[2]

(e)	CUSIP Number

832653109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐	Broker or dealer registered under section 15 of the Act.

(b)☐	Bank as defined in section 3(a)(6) of the Act.

(c)☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

[2]	The Company has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, has two votes per share while beneficially owned by Mrs. Smith or members of her immediate family, and is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mrs. Smith or members of her immediate family. As of December 31, 2004, there were 3,848,821 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock outstanding. The percentage indicated is based upon 4,848,821 shares outstanding, which includes the 1,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock. As a result of the two class structure, as of December 31, 2004, the Reporting Person controlled stock possessing approximately 53% of the voting power of all outstanding Company stock.

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J). Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned

2,093,548[1]

(b)	Percent of Class

43.2%[2]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,903,548

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

2,093,548

(iv)	Shared power to dispose or to direct the disposition of

0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

                         Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

     The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date

/s/Marlys L. Smith
Signature

Marlys L. Smith
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)